Jardines

Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

03037134

Group Secretariat

9th October 2003

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

03 NOV -6 AM 7:21

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notifications have been made to the UK Listing Authority on behalf of JMH of the following Director's share transactions. Under the same London requirements, such notifications have also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Involved	Price Per Share
James Watkins	Exercise of Options	09/10/2003	+ 6,800 (acquired)	US$6.105
	Sale of Shares	09/10/2003	- 6,800 (sold)	US$7.20

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

dlw 11/12